
April 3, 2014

Mr. Steven M. Spiegel
Chief Financial Officer
Regis Corporation
7201 Metro Blvd
Minneapolis, MN 55439

Re: Regis Corporation
        File No. 001-12725

Dear Mr. Spiegel,

In your letter dated March 17, 2014, you request, on behalf of Regis Corporation (the Company), that the staff grant relief of the requirement to include in the Company's 2013 Form 10-K the separate financial statements that are required by Rule 3-09 of Regulation S-X for Provalliance. We understand that your investment in Provalliance was sold on September 27, 2012. We understand, based on the facts outlined in your letter, you have determined that audited financial statements for Provalliance are required to be included in the Company's 2013 Form 10-K under Rule 3-09 of Regulation S-X as at and for the period ended September 27, 2012.

Based on the Company's unique facts and circumstances, as outlined in your letter, we will not object to its omission of the separate audited financial statements of Provalliance for the period ended September 27, 2012 and the unaudited financial statements of Provalliance for the years ended December 31, 2011 and 2010 from the Company's 2013 Form 10-K.

The staff's conclusion is based solely on the information included in your letters. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3683

Sincerely,

Jill Davis
Associate Chief Accountant